UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Armour Residential REIT, Inc.
Name of Issuer

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

042315101
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1	NAMES OF REPORTING PERSONS: Marblegate Special Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 463,150
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 463,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 463,150
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON: PN

1	NAMES OF REPORTING PERSONS: Marblegate Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 463,150
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 463,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 463,150
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON: IA

1	NAMES OF REPORTING PERSONS: Marblegate Special Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 463,150
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 463,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 463,150
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON: OO

1	NAMES OF REPORTING PERSONS: Andrew Milgram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 463,150
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 463,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 463,150
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON: IN

1	NAMES OF REPORTING PERSONS: Paul Arrouet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 463,150
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 463,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 463,150
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON: IN

ITEM 1(a)	NAME OF ISSUER:

Armour Residential REIT, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINICIPAL EXECUTIVE OFFICES:

956 Beachland Boulevard, Suite 11 Vero Beach, Florida 32963

ITEM 2(a)	NAME OF PERSON FILING:

This statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i) Marblegate Special Opportunities Master Fund, L.P.

(ii) Marblegate Asset Management, LLC

(iii) Marblegate Special Opportunities GP, LLC

(iv) Andrew Milgram

(v) Paul Arrouet

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

150 East 52nd Street, 10th Floor New York, NY 10022

ITEM 2(c)	CITIZENSHIP:

(i) Marblegate Special Opportunities Master Fund, L.P. is an exempted limited partnership organized under the laws of the Cayman Islands.

(ii) Marblegate Asset Management, LLC is a limited liability company organized under the laws of Delaware.

(iii) Marblegate Special Opportunities GP, LC is a limited liability company organized under the laws of Delaware.

(iv) Andrew Milgram is an individual having citizenship in the United States.

(v) Paul Arrouet is an individual having citizenship in the United States.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2(e)	CUSIP NUMBER: 042315101

ITEM 3	Not applicable.

ITEM 4	OWNERSHIP:

This statement relates to warrants to purchase common stock, $0.001 par value, of Armour Residential REIT, Inc. (“Warrants”) held for the account of Marblegate Special Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”).

As of December 31, 2010, the Fund owns 463,150 Warrants.  Marblegate Asset Management, LLC, a Delaware limited liability company (the “Investment Manager”), is the investment manager of the Fund, and, in such capacity, may be deemed to beneficially own the Warrants reported herein which is deemed beneficially owned by the Fund.  Marblegate Special Opportunities GP, LLC, a Delaware limited liability company, is the general partner of the Fund, and, may be deemed to beneficially own the Warrants reported herein which are deemed beneficially owned by the Fund and the Investment Manager.  Mr. Milgram and Mr. Arrouet are Managing Partners of the Investment Manager, and, in such capacities, may be deemed to beneficially own the Warrants reported herein which may be deemed beneficially owned by the Investment Manager.

Note that references to percentage ownerships of common stock in this Amendment No. 1 to Schedule 13G are based upon the 12,014,054 shares of Common Stock outstanding as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2010 filed on November 12, 2010.

(i) For Marblegate Special Opportunities Master Fund, L.P.:

(a) Amount beneficially owned: 463,150

(b) Percent of class: 3.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 463,150

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 463,150

(ii) For Marblegate Asset Management, LLC:

(a) Amount beneficially owned: 463,150

(b) Percent of class: 3.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 463,150

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 463,150

(iii) For Marblegate Special Opportunities GP, LLC:

(a) Amount beneficially owned: 463,150

(b) Percent of class: 3.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 463,150

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 463,150

(iv) For Andrew Milgram:

(a) Amount beneficially owned: 463,150

(b) Percent of class: 3.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 463,150

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 463,150

(v) For Paul Arrouet:

(a) Amount beneficially owned: 463,150

(b) Percent of class: 3.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 463,150

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 463,150

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10	CERTIFICATIONS.

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2011

Marblegate Special Opportunities Master Fund, L.P.

By:	Marblegate Special Opportunities GP, LLC, its general partner

By:	/s/ Andrew Milgram
	Name:	Andrew Milgram
	Title:	Managing Partner

Marblegate Special Opportunities GP, LLC

By:	/s/ Andrew Milgram
	Name:	Andrew Milgram
	Title:	Managing Partner

Marblegate Asset Management, LLC

By:	/s/ Andrew Milgram
	Name:	Andrew Milgram
	Title:	Managing Partner

/s/ Andrew Milgram
Andrew Milgram

/s/ Paul Arrouet
Paul Arrouet

EXHIBIT INDEX

Exhibit Number	Exhibit

1.	Joint Filing Agreement, dated January 25, 2011, by and among the Reporting Persons.